

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au



10016175


SEC MAIL PROCESSING
RECEIVED
AUG 13 2010
WASH., D.C.
193
SECTION

22 July 2010

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.


cue

QUARTERLY REPORT
FOR THE QUARTER ENDING 30 JUNE 2010

Maari FPSO



QUARTERLY REPORT
FOR THE QUARTER ENDING 30 JUNE 2010

HIGHLIGHTS:

- **Cash up ~24% to A$29.4 million**
- **Additional cash increase forecast for next quarter**
  - **including US$5 million for WA-389-P back costs**
  - **and US$5.14 million from sale of Kimu field**
- **Revenue up ~19% to A$16.4 million**
- **Hedging receipts for May A$.317 million**
- **Maari oil production increasing**
- **Oyong oil production 85% above forecast**
- **Wortel development and several high potential wells in the pipeline**


SEC MAIL PROCESSING
RECEIVED
AUG 13 2010
WASH, D.C.
193
SECTION

SUMMARY

FINANCIAL AND CORPORATE

- **Quarterly revenue**

  Revenue increased 19% over last quarter to A$16.4 million on sales of 158,504 barrels of oil and 742.7 million cubic feet of gas.

- **Cash at end of quarter**

  Cash increased 24% over last quarter to A$29.4 million.

- **Hedging**

  CUE has hedged approximately 15,000 barrels of oil per month or approximately one quarter of its forecast oil production for the period May to December 2010 at a price of US$86 per barrel. Proceeds of the hedge for May was A$0.317 million.

OPERATIONS

PNG

- **Barikewa Gas Field**
  - Interpretation of the 60km 2D seismic survey over the Barikewa gas field supports the drilling of a Barikewa -3 appraisal well, most likely in 2Q 2011.
- **SE Gobe Field**
  - Negotiations to sell SE Gobe gas to the PNG LNG project neared completion during the quarter with a final draft of a Memorandum of Understanding for the sale being negotiated.
- **Kimu Gas Field**
  - CUE sold the subsidiary company holding its interest in the Kimu gas field for US$5.14 million.

New Zealand

- **Maari Field**
  - At the end of the quarter 8.6 million barrels of oil had been produced.
  - Installation of the permanent workover rig was completed and various well workovers commenced.
  - The New Zealand government extended the Maari production mining permit PMP38160 to include the Manaia discovery.
- **Exploration**
  - Acquisition of the 200sqkm Matariki 3D seismic survey was completed.

Indonesia

- **Wortel Field**

  A joint venture development decision is expected around the end of the third quarter.

- **Oyong Field**

  Oil production continued at around 84% higher than forecast rates due to better than forecast reservoir performance.

Australia

- **WA-389-P**

  During the quarter, CUE announced that Woodside had agreed to farmin to the permit to obtain a 65% interest in return for paying CUE US$5 million in back costs, acquiring 1440sqkm of new 3D seismic, reprocessing existing 3D seismic data and drilling one exploration well. CUE will retain a 35% interest and will be free carried through the farmin work programme.

ACTIVITY REPORT

(1) PRODUCTION / DEVELOPMENT ACTIVITY

PAPUA NEW GUINEA

PDL 3 – SE Gobe Field, PNG (5.568892% interest)

Operator: Santos

SE Gobe Unit, PNG (3.285646% interest)

Operator: Oil Search

CUE's received oil production revenue during the quarter from the SE Gobe field was A$0.72 million which equated to 7,980 barrels of oil.

The SE Gobe field average oil production rate for the quarter was approximately 2,900 barrels of oil per day (CUE share approximately 95 barrels of oil per day).

INDONESIA

Sampang PSC – Oyong Field – Madura Strait, East Java, Indonesia (15% interest)

Operator: Santos

Oyong Field

CUE's received oil production revenue during the quarter from the field was A$7.23 million which equated to 79,400 barrels of oil.

CUE's received gas production revenue during the quarter from the field was A$2.3 million which equated to 742.7 million cubic feet of sales gas.

The average oil production rate for the quarter was approximately 4,250 barrels of oil per day, approximately 84% above the forecast rate due to better than expected reservoir performance and the average gas production rate for the quarter was 63.1 million cubic feet per day.

Wortel Field

At the end of May, Front End Engineering and Development (FEED) studies were 68% completed and gas marketing discussions were continuing. A development decision for the field is expected around the end of the third quarter 2010, with first gas expected in the fourth quarter 2011.

NEW ZEALAND

PMP 38160 (Granted from December 2005, for 22 years)

Taranaki Basin – New Zealand (5% interest)

Operator: OMV New Zealand

Maari Field

Oil production revenue received during the quarter was A$6.12 million which equated to 71,124 barrels.

Installation of the permanent workover rig on the Maari platform was completed during the quarter and the defective electric submersible pump in the MR5 oil production well was replaced. The MR7 water injection well had additional perforations made to enhance water injectivity and hence reservoir pressure. Repair of the defective electric submersible pump in the MR3 oil production well has been completed and replacement of the MR1 pump is almost completed.

The field oil production rate which has been constrained by the defective pumps is increasing and is expected to increase further in the next quarter.

The New Zealand government has extended the Maari production mining permit PMP38160 to include the Manaia discovery. The permit will expire in 2027.

HEDGING

CUE has hedged 15,000 barrels of oil per month for the period May through December 2010 at a price of US$86 per barrel. This represents a quarter of what CUE's forecast oil production for the period. Total hedging receipts for the month of May was A$0.317 million.

(2) EXPLORATION AND APPRAISAL ACTIVITIES

PAPUA NEW GUINEA

PRL -8 – Papuan Basin, PNG (10.72% interest)

Operator: Oil Search

CUE has signed an agreement to sell its 100% owned subsidiary Omati Oil Pty Ltd, which contains CUE's interest in the Kimu field, for US$5.14 million. The sale is subject to joint venture preemptive rights. The sale is expected to be finalised in the next quarter.

PRL -9 – Papuan Basin, PNG (14.894% interest)

Operator: Santos

Interpretation of the new 60km Barikewa 2D seismic survey was undertaken during the quarter. The data supports the drilling of a Barikewa -3 appraisal well and the well is likely to be drilled in the second quarter of 2011. A location for the well remains to be chosen.

NEW ZEALAND

PEP51313 – Taranaki Basin (20% interest)

Operator: Todd Exploration Limited

Acquisition of the 200sqkm 3D seismic survey over the Matariki prospect was completed during the quarter using the Reflect Resolution seismic vessel.

Two reconnaissance 2D seismic lines were also acquired over the Te Whatu and Pukeko leads. Processing of the data is proceeding

AUSTRALIA

WA-359-P and WA-409-P Carnarvon Basin –Western Australia (50% interest)

Operator: Cue Energy Resources Limited

CUE is seeking to farmout in both permits and is in discussions with several companies.

WA-360-P Carnarvon Basin – Western Australia (15% interest)

Operator: MEO Australia Limited

During the quarter, MEO announced a farmout to Petrobras International Braspetro BV to drill the Artemis -1 well in late 2010. CUE will be free carried for its 15% interest in the well.

WA-389-P Carnarvon Basin – Western Australia (100% interest)

Operator: Cue Energy Resources Limited

Woodside has agreed to farmin to the permit and will obtain a 65% interest and become operator. Woodside will pay CUE US$5 million in back costs and fund the acquisition of a 1440sqkm 3D seismic survey, the reprocessing of existing 3D seismic data and the drilling of the first exploration well. Farmin documents have been signed by CUE and Woodside.

CUE will retain a 35% free carry through the farmin work programme.


LEGEND
Oil Field
Gas Field
Cue Operated Permit
Cue Non-Operated Permit
Caterina prospect
WA-389-P
Rose 3D and 2D seismic survey
WA-409-P
WA-359-P
Artemis prospect
Planned Wheatstone development
WA-361-P
WA-360-P
NWSV Existing LNG
Pluto LNG
Gorgon LNG
0
50 km

By Order of the Board

Andrew Knox
Public Officer

Various statements in this report constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve know risks expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.
Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN	Quarter ended ("current quarter")
45 066 383 971	30 June 2010

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date 12 months $A'000
1.1	Receipts from product sales and related debtors	16,367	54,420
1.2	Payments for (a) exploration and evaluation (refer 2.2)	(4,278)	(7,139)
	(b) development	(2,464)	(11,037)
	(c) production	(2,656)	(11,264)
	(d) administration	(704)	(2,442)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	65	287
1.5	Interest and other costs of finance paid	(76)	(385)
1.6	Income taxes paid	(39)	(229)
1.7	Other – Hedging	317	317
	Net Operating Cash Flows	6,532	22,528
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects		
	(b) equity investments		
	(c) other fixed assets	(12)	(23)
1.9	Proceeds from sale of:		
	(a) prospects		
	(b) equity investments	-	670
	(c) other fixed assets		
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other (provide details if material)		
	Net investing cash flows	(12)	647
1.13	Total operating and investing cash flows (carried forward)	6,520	23,175

1.13	Total operating and investing cash flows (brought forward)	6,520	23,175
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	9,617
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings (refer 3.1(i))	-	486
1.17	Repayment of borrowings	(2,714)	(8,972)
1.18	Dividends paid	-	-
1.19	Share Issue Costs	-	-
	Net financing cash flows	(2,714)	1,131
	Net increase (decrease) in cash held	3,806	24,306
1.20	Cash at beginning of quarter/year to date	23,614	4,324
1.21	Exchange rate adjustments to item 1.20	1,953	743
1.22	**Cash at end of quarter**	29,373	29,373

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	56
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities (i)	-	14,121
3.2	Credit standby arrangements	-	-

(i) Balance of project finance payable for the Maari oil field development in the Taranaki Basin, New Zealand. The facility was for US$20M with BOS International (Australia) Limited, a part of the Bank of Scotland's global oil and gas business.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	277
4.2	Development	4,597
	Total	**4,874**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	250	147
5.2	Deposits at call	29,123	23,467
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	29,373	23,614

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	 - -	 - -	 - -	 - -
7.3	**+Ordinary securities**	693,319,718	693,319,718	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 - -	 - -	 - -	 - -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -	 - -	 - -
7.7	**Options** *(description and conversion factor)*	 1,700,000 1,033,336 1,366,666 1,366,665 333,333	 -	*Exercise Price* 15 cents 20 cents 22.5 cents 25 cents 35 cents	*Expiry* 19/04/12 19/04/12 19/04/12 19/04/12 19/04/12
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	1,000,000	-	35 cents	01/06/10
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Sign here: .... Date: 22 July 2010
Public Officer

Print name: Andrew Knox

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3. **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4. The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 30 JUNE 2010

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Sampang PSC [(i)]	Santos (Sampang) Pty Ltd	15.00
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	Barracuda Pty Ltd	5.568892
PRL 9	Barracuda Pty Ltd	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
T/38P [(ii)]	Cue Energy Resources Limited	50.00
WA-359-P	Cue Energy Resources Limited	50.00
WA-360-P	MEO Australia Limited	15.00
WA-361-P	MEO Australia Limited	15.00
WA-389-P (iii)	Cue Energy Resources Limited	35.00
WA-409-P	Cue Energy Resources Limited	50.00
AC/RL7	PTTEP (Australasia) (Ashmore Cartier) Pty Ltd	20.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00
PMP 38160	OMV New Zealand Limited	5.00
PEP 51313 [(iii)]	Todd Exploration Limited	20.00
PEP 51149 [(iii)]	Todd Exploration Limited	20.00

[(i)] Economic interest in the Jeruk field	8.181818
[(ii)] Working interest in Spikey Beach block	10.00

[(iii)] Subject to government approval